UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2011
Commission File Number: 001-33800
SearchMedia Holdings Limited

(Translation of registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
Floor 13, Central Modern Building,
468 Xinhui Road, Shanghai, China, 200060

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐Yes     ☒  No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Reports Audited Financial Results
for the Full Year of 2010
Form 20-F Filed with U.S. Securities and Exchange Commission
Shanghai, China, June 30, 2011 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today reported audited financial results for the full year ended December 31, 2010. The Company filed its annual report on Form 20-F with the U.S. Securities and Exchange Commission.
Audited Financial Results for the Full Year Ended December 31, 2010
Revenue increased 30.0% to $49.0 million in the full year of 2010 from $37.7 million in the full year of 2009 primarily due to the continued expansion of the Company’s outdoor billboard, elevator and transit platform, an increase in the amount of contracts and the addition of the Company’s newly acquired subsidiary, Zhejiang Continental. The Company grew its number of advertising contracts by 7.6% to 1,509 contracts from 1,403 contracts in the prior year period and witnessed increased average revenue per customer as well. Revenue of $49.0 million in the full year of 2010 differs from revenue of $51.7 million discussed in the Company’s preliminary results announced on March 28, 2011, mainly due to a contract modification from one of SearchMedia’s subsidiaries as well as incremental sales tax accruals.
Gross profit increased 28.9% to $12.5 million from $9.7 million in the prior year period, reflecting growth proportional to that of revenue. Gross margin remained flat at 25.6% from 25.7% in the prior year period due to changes in the Company’s revenue mix as well as costs associated with its network expansion. As the Company grows its occupancy rates and average revenue per contract, gross margins are expected to trend higher as well.
Total operating expenses for the full year of 2010 were $16.7 million compared to $17.2 million for the prior year period. Sales and marketing expenses increased 32.4% to $4.5 million from $3.4 million in the prior year period, primarily due to a proportional increase in sales commissions as well as greater investment in marketing expenses to drive business expansion. General and administrative expenses were $12.2 million compared to $13.8 million in the prior year period, reflecting an increase in salary expense as a result of acquisition activity, higher share-based compensation expense, offset by lower professional fees and other expenses compared to 2009.
Operating loss was $4.2 million compared to a loss of $7.5 million in the prior year period.
Other expenses for the full year of 2010 increased to $41.1 million from $10.8 million in the prior year period, primarily due to a loss on impairment of goodwill and intangible assets of $39.4 million in 2010 compared to $15.7 million in the prior year period. This asset impairment loss was incurred in conjunction with the Company’s efforts to revalue historic acquisitions in order to lay a stronger foundation for future growth.
As a result, net loss for the full year of 2010 was $46.6 million compared to a net loss of $22.6 million in the prior year period. Net loss for the full year 2010 includes the impact of the following expenses, which management believes are unique to 2010 and not expected to impact the Company’s financials on a normalized basis:
•	$39.4 goodwill impairment which reflects the writedown of goodwill from certain acquisitions completed in 2008;

•	and $4.6 million related to restructuring the headquarter elevator business, abandonment of leases and extraordinary corporate expenses related to severance fees, headcount reduction, extraordinary legal and auditing fees and certain bad debt reserves.

Net loss for the full year of 2010 also includes approximately $4.1 million of ESOP and intangible amortization charges.
Excluding these items, the Company would have reported net income of $1.5 million.
Additionally, SearchMedia is providing an understanding of net income from acquired subsidiaries, which excludes the Company’s headquarter elevator business and corporate expenses. Preliminary acquired subsidiary net income of $8.6 million was adjusted in the audit to $6.1 million mainly as a result of additional bad debt reserve of $0.9 million, additional sales tax accrual of $0.7 million and a contract modification of $0.5 million. Acquired subsidiary net income would have increased $1.3 million with the inclusion of the full year of net income from the Company’s Zhejiang Continental acquisition. Adjusted for the additional bad debt, which the Company believes are extraordinary charges, and including Zhejiang Continental’s earnings on a full year basis, acquired subsidiary net income for 2010 was $8.3 million.
As of December 31, 2010, cash and cash equivalents totaled approximately $7.6 million. For the full year ended December 31, 2010, the Company had a weighted average number of basic and diluted shares outstanding of 20.8 million shares.
Wilfred Chow, Chief Financial Officer of SearchMedia, commented, “Through our hard work in the preceding quarters, we have built a solid foundation of productive assets and stronger internal controls. Moving forward, the Company aims to continue to drive growth by increasing our number of contracts as well as increasing organic growth by raising average revenue per customer.”
Outlook
Paul Conway, Chief Executive Officer of SearchMedia, noted, “For the first quarter of 2011, we are pleased to announce that we expect all subsidiaries as well as the headquarter elevator business to be profitable. Moreover, we are extremely excited about the upcoming opportunities in China’s media space and look forward to further building out our network through new concessions and accretive acquisitions.”
About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. Additionally, SearchMedia operates a network of large-format light boxes in concourses of eleven major subway lines in Shanghai. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its subway advertising platform, which together enable it to provide a multi-platform, “one-stop shop” services for its local, national and international advertising clients.
Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether the Company’s subsidiaries and its headquarters operations will be profitable in the first quarter of 2011; whether increased occupancy rates, the increasing number of, and revenue per, contract, increased gross margins and concessions will continue or anticipated growth potential of the business will be realized; whether the Company will enter into any collaborative agreements or accretive acquisitions with other China media companies or whether any such collaborative agreements or acquisitions will provide the benefits anticipated, including greater access to other media assets and broader product offerings and deepen coverage throughout China; whether acquisitions previously under discussion or negotiation will be completed in a timely matter or at all and whether such acquisition will be successful; the uncertainties associated with the timing and outcome of legal proceedings; whether the unique expenses incurred during 2010 occur again thereby potentially effecting the Company’s financials on a normalized basis; whether the Company’s management structure will result in the benefits, integration and growth anticipated, including accelerated growth for 2011 or beyond; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
For more information, please contact:

ICR, Inc.
In New York:	Ashley De Simone: (646) 277-1227
In Beijing:	Wen Lei Zheng: 86 10 6583-7510

SearchMedia Holdings Limited
Consolidated Statement of Income
USD’000

	Year Ended	Year Ended
	31-Dec-10	31-Dec-09

Advertising service revenues	48,967	37,741

Cost of revenues	(36,454)	(28,059)

Gross profit	12,513	9,682

Sales and marketing expenses	(4,462)	(3,384)

General and administrative expenses	(12,203)	(13,832)

Impairment of long-lived assets	—	—

Loss from operations	(4,152)	(7,534)

Interest income	24	11

Interest expense	(45)	(1,962)

Loss on abandonment of lease contracts	(1,256)	(550)

Impairment of goodwill and Intangible assets	(39,411)	(15,749)

Fixed assets impairment	—	—

Loss on disposals of fixed assets	(4)	(15)

Other income/expense net	(368)	—

Decrease in fair value of note warrant liability	—	824

Gain/(loss) on extinguish of convertible notes	—	6,669

Foreign currency exchange loss, net	(7)	(24)

Loss before income taxes	(45,219)	(18,330)

Income tax expense	(1,420)	(4,319)

Net loss	(46,639)	(22,649)

SearchMedia Holdings Limited
Consolidated Balance Sheets
USD’000

	December 31,	December 31,
	2010	2009

ASSETS
CURRENT ASSETS
Cash and cash equivalents	7,554	29,398
Restricted bank deposit	11	270
Accounts receivable, net	18,065	12,996
Amounts due from related parties	966	2,840
Prepaid expenses and other current assets	8,340	4,656
Deferred tax assets	891	480

Total current assets	35,827	50,640
NON-CURRENT ASSETS
Rental deposits	0	0
Property and equipment, net	1,133	1,405
Deposits for PPE	2	553
Deposits for acquisitions	0	0
Intangible assets, net	3,954	1,276
Goodwill	45,955	45,891

Total assets	86,871	99,765

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	13,894	9,013
Accrued expenses and other payables	17,931	15,898
Short-term borrowings	729	654
Promissory notes	0	0
Acquisition consideration payable	29,033	16,381
Amounts due to related parties	1,958	346
Deferred revenue	2,481	1,902
Income taxes payable	9,228	6,855

Total current liabilities	75,254	51,049
NON-CURRENT LIABILITIES
Deferred tax liabilities	989	316
long-term acquisition consideration payable	10,162
long-term loans	3	0

Total liabilities	86,408	51,365

Series B redeemable convertible preferred shares	0	0
Series C redeemable convertible preferred shares	0	0

SHAREHOLDERS’ EQUITY

Common Shares — $0.0001 par value 1,000,000,000 shares authorized, 20,858,661 shares issued and outstanding	2	2
Additional paid-in capital	121,521	122,922
Accumulated other comprehensive (loss) / income	1,153	1,050
Accumulated deficit	(122,213)	(75,574)

Total shareholders’ equity	463	48,400

Total liabilities and shareholders’ equity	86,871	99,765

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: July 1, 2011	By:	Paul Conway

	Name:	Paul Conway
	Title:	Chief Executive Officer